

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2015

Brian R. Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, NC 27560

> **Re: Issuer Direct Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 4, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2015**
> **File No. 001-10185**

Dear Mr. Balbirnie:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeffrey M. Quick
       Quick Law Group PC